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E-Mail: matthew.vogel@quarles.com

July 18, 2013

Via EDGAR

Mr. Edward Bartz
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Heartland Group, Inc. (“Heartland”) 1933 Act Registration No. 33-11371; 1940 Act File No. 811-4982

Response to Staff Telephone Comments on Post Effective Amendment No. 62 to Heartland’s Registration Statement filed on Form N-1A

Dear Mr. Bartz:

With this letter, on behalf of our client, Heartland Group, Inc. (“Heartland”), we are transmitting for filing via EDGAR Post-Effective Amendment No. 64 (the “Amendment”) to Heartland’s Registration Statement filed on Form N-1A (1933 Act Registration No. 33-11371; 1940 Act File No. 811-4982) (the “Registration Statement”). The Amendment, filed pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “Securities Act”), further amends the Prospectus, the Statement of Additional Information and Part C for the Heartland International Value Fund (the “Fund”), a series of Heartland, which was included in Post-Effective Amendment No. 62 (the “Prior Amendment”) to its Registration Statement. The Prior Amendment was filed with the Commission on May 3, 2013, pursuant to Rule 485(a) of the Securities Act, and will become effective on July 19, 2013.

This letter and the Amendment are being filed in order to respond to the SEC staff’s comments, as we understand them, based upon telephone conversations we had with the staff on June 18, 2013. This Amendment also completes previously incomplete information and makes such other non-material changes as Heartland deemed appropriate.

Heartland has selected July 19, 2013 as the effective date of the enclosed Amendment to correspond with the effective date for the Prior Amendment. As legal counsel to Heartland, we assisted in the preparation of the Amendment and we certify that the Amendment does not contain any disclosures that would render it ineligible to become effective under Rule 485(b) under the Securities Act.

Mr. Edward Bartz
Securities and Exchange Commission

July 18, 2013

Set forth below are numbered paragraphs identifying what we believe the staff’s comments to be, each of which is immediately followed by Heartland’s response, including any supplemental information requested. Except as explicitly defined otherwise herein, capitalized terms used in this letter have the meanings defined in the Registration Statement. All references to Heartland includes, where applicable, the Fund.

PROSPECTUS

Page 1, Fee Table

Comment 1. With respect to footnote 1 to the “Annual Fund Operating Expense” table on page 1 of the Prospectus, the staff requested that a copy of the operating expense limitation agreement between the Fund’s investment advisor and the Fund be included as an exhibit to the Amendment.

Response. The Operating Expense Limitation Agreement is included as Exhibit h. 20 to the Amendment.

Page 2, Summary of Principal Investment Strategies

Comment 2. The staff requested that additional disclosure describing the international focus of the Fund’s investment strategy, similar to that already contained on pages 7-8 of the Prospectus, also be included in the Principal Investment Strategies summary section on page 2 of the Prospectus.

Response. Heartland has included the following additional disclosure in the Amendment describing the international focus of the Fund’s investment strategy to the Principal Investment Strategies summary section on page 2 of the Prospectus:

The Fund may invest up to 50% of its net assets at market value at the time of purchase in emerging and less developed markets. At least 40% of the Fund’s net assets, calculated at the time of purchase, will be invested in foreign securities. The Fund does not invest more than 35% of its net assets at market value at the time of purchase in companies from any single country, including the United States. Up to 10% of the Fund’s net assets, measured at the time of purchase, may be invested in ADRs (American Depositary Receipts).

Page 3, Summary of Principal Risks

Comment 3. The staff requested that the Principal Risks summary section on page 3 of the Prospectus include disclosure relating to emerging-markets risk.

Mr. Edward Bartz
Securities and Exchange Commission

July 18, 2013

Response. Heartland has included the following additional disclosure in the Amendment relating to emerging-markets risk in the Principal Risks summary section on page 3 of the Prospectus:

Emerging Markets Risk. The risks of foreign investments typically are greater in emerging and less developed markets. For example, political and economic structures in these less developed countries may be new and changing rapidly, which may cause instability and greater risk of loss.

Page 3, Past Performance

Comment 4. The staff inquired whether the Fund would be filing a Form N-14 in conjunction with the reorganization of the Heartland International Value Fund, a series of Trust for Professional Managers (the “Prior Fund”), into the Fund.

Response. The Fund will not be filing a Form N-14; instead, a Schedule 14A filing along with the Registration Statement will be utilized to solicit shareholder approval for the proposed reorganization. The investment advisor to the Fund (Heartland Advisors, Inc.), the investment objective for the Fund, and the investment strategy for the Fund will remain substantially the same after the proposed reorganization. The only material difference between the Fund and the Prior Fund will be the change in the composition of the Board of Trustees/Directors and a change in certain of the service providers. Accordingly, shareholders are not being asked to make a new investment decision, and because the reorganization primarily involves a change in domicile of the Fund—from a series of a Delaware statutory trust to a series of a Maryland corporation—Rule 145 under the Securities Act of 1933 and staff no-action letters have indicated that a Form N-14 is not required. See, e.g., United Services Gold Shares, Inc. (pub. avail. September 17, 1984); John Hancock Bond Fund, Inc. (pub. avail. November 29, 1984); Frank Russell Investment Company (pub. avail. December 3, 1984); Scudder Common Stock Fund, Inc. (pub. avail. October 10, 1984); Massachusetts Financial Development Fund, Inc. (pub. avail. January 10, 1985); Cigna Aggressive Growth Fund (pub. avail. February 15, 1985); Lazard Freres Institutional Fund, Inc. (pub. avail. February 26, 1987). The staff has also taken the position that when changes in the legal form of a fund do not materially change an investor's interests, no investor protection purpose would be served by requiring registration on Form N-14. See, e.g., Rydex Advisor Variable Annuity Account (pub. avail. September 28, 1998).

Page 3, Past Performance

Comment 5. The staff noted that page 3 of the Prospectus refers to the Fund as the “accounting successor” to the Prior Fund, and requested that this description be clarified to avoid the implication that the Fund is the “accounting survivor” to the Prior Fund.

Response. Heartland has deleted the statement referring to “accounting successor” on Page 3 of the Prospectus in the Amendment. Heartland believes the information currently provided in this section now avoids any implication that the Fund is the “accounting survivor” to the Prior Fund.

Mr. Edward Bartz
Securities and Exchange Commission

July 18, 2013

Page 5, Portfolio Managers

Comment 6. The staff requested that the summary description of the Fund’s portfolio managers on page 5 of the Prospectus be limited to information regarding each portfolio manager’s name, title, and length of service.

Response. Heartland has deleted the additional information related to the Fund’s portfolio managers on page 5 of the Prospectus in the Amendment; therefore, the information is now limited to each portfolio manager’s name, title, and length of service.

Page 4, Other Information

Comment 7. The staff requested that the heading “Summary of Other Important Information Regarding Shares of the Fund” on page 4 of the Prospectus be removed.

Response. Heartland has made the requested change in the Amendment.

Page 4, Tax Information

Comment 8. The staff requested that the summary Tax Information disclosure on page 4 of the Prospectus be revised to state that the Fund “intends to” make distributions rather than that it “may” make such distributions.

Response. Heartland has made the requested change to the summary Tax Information disclosure on page 4 of the Prospectus in the Amendment.

Pages 7-8, Principal Investment Strategies

Comment 9. The staff requested that the disclosure on pages 7-8 of the Prospectus relating to the Principal Investment Strategies of the Fund be revised in order to make clear that the Fund, as an international fund, would as a matter of investment policy always invest a significant portion of its assets outside of the United States. The staff suggested that this could be accomplished in part by expressly indicating that the 35% of Fund net assets that may be invested in companies from any single country also applies with respect to investments in companies from the United States.

Response. Heartland has revised the disclosure on pages 7-8 of the Prospectus relating to the Principal Investment Strategies of the Fund in order to make clear that the Fund, as a matter of investment policy, would invest a significant portion of its assets outside of the United States. The revised disclosure in the Amendment includes clarification that “[t]he Fund does not invest more than 35% of its net assets at market value at the time of purchase in companies from any single country, including the U.S.”

Page 8, Principal Investment Strategies

Comment 10. The staff noted that the final paragraph under “Principal Investment Strategies of the International Value Fund” on page 8 of the Prospectus refers to the possibility that the Fund could invest in investment grade debt securities and convertible debt securities, and inquired as to whether this was a principal investment strategy of the Fund.

Mr. Edward Bartz
Securities and Exchange Commission

July 18, 2013

Response. Heartland hereby confirms that investment in investment grade debt securities and convertible debt securities is not a principal investment strategy of the Fund.

Page 8, Principal Investment Risks

Comment 11. The staff requested that each of the risks included in the Principal Investment Risks section beginning on page 8 of the Prospectus be included in abbreviated form in the summary risk section of the Prospectus.

Response. The Fund has included a summary of each of the Principal Investment Risks from page 8 of the Prospectus in the summary risk section of the Prospectus in the Amendment.

Page 11, Other Investment Strategies

Comment 12. The staff requested confirmation that the Fund’s investment in securities issued in PIPE transactions, private placements, and private companies is in the aggregate limited to 10 percent of the Fund’s net assets.

Response. Heartland hereby confirms that the Fund’s investment in securities issued in PIPE transactions, private placements, and private companies is, in the aggregate, limited to 10 percent of the Fund’s net assets.

Page 15, How to Purchase Shares

Comment 13. The staff requested clarification regarding why, with respect to disclosure contained on page 15 of the Prospectus, receipt of mail at Heartland’s U.S. Postal Service post office box would not constitute receipt by Heartland of purchase order or redemption requests.

Response. Transaction requests and other items that are mailed to the Fund is collected at the Post office and delivered daily to ALPS Fund Services, Inc.’s (the Fund’s Transfer Agent offices for processing. Items are not stamped for time of receipt by the post office.  Transaction requests are considered “received” by the Fund at the time they are actually received, opened and are date-time stamped by ALPS Fund Services’ offices.  Items are considered “accepted” once the transactions are reviewed and determined by the Fund to be in good order.

STATEMENT OF ADDITIONAL INFORMATION

Page 3, Introduction to the Fund

Comment 14. In reference to the description of the prospective reorganization of the Prior Fund into the Fund, which is expected to occur on or about October 1, 2013, the staff requested clarification as to what the status of the reorganization will be as of the effective date of the Registration Statement.

Mr. Edward Bartz
Securities and Exchange Commission

July 18, 2013

Response. As of the effective date of the Registration Statement, the prospective reorganization will be pending the filing and mailing of a Schedule 14A to shareholders of the Prior Fund and awaiting a shareholder meeting scheduled for September 2013, at which shareholder approval of the prospective reorganization is expected to be received.

Page 19, High-Yield Risk

Comment 15. The staff requested that a summary disclosure regarding the Fund’s potential exposure to high-yield debt securities be included in the Fund’s Prospectus and not solely in the Statement of Additional Information (as described on page 19 of the Statement of Additional Information).

Response. Heartland has added the following disclosure relating to the Fund’s potential exposure to high-yield debt securities on page 13 of the Prospectus in the Amendment:

HIGH-YIELD DEBT SECURITIES. The Fund’s investment program permits it to invest in non-investment grade debt obligations, sometimes referred to as “junk bonds” (hereinafter referred to as “lower-quality securities”). Lower-quality securities are those securities that are rated lower than investment grade and unrated securities believed by Heartland Advisors to be of comparable quality. Although these securities generally offer higher yields than investment grade securities with similar maturities, lower-quality securities involve greater risks, including the possibility of default or bankruptcy. In general, they are regarded to be more speculative with respect to the issuer’s capacity to pay interest and repay principal.

Page 34, Non-Fundamental Investment Restriction

Comment 16. The staff requested that the description of the Fund’s non-fundamental investment restriction on pages 33-34 of the Statement of Additional Information be revised to clarify that the Board of Directors of the Fund may only reduce the percentage of the Fund’s net assets that may be invested in illiquid securities from its current 15 percent threshold, not increase this percentage above 15 percent.

Response. Heartland has made the requested change in the Amendment.

Page 35, Board Leadership Structure

Comment 17. The staff requested that the Board Leadership Structure section on page 35 of the Statement of Additional Information include disclosure described in Item 17(b)(1) of Form N-1A relating to why the Fund has determined that its leadership structure is appropriate given the specific characteristics or circumstances of the Fund.

Response. Heartland has added the following language relating to its leadership structure in the Amendment:

Mr. Edward Bartz
Securities and Exchange Commission

July 18, 2013

Heartland’s Board’s leadership structure features an Independent Director serving as Board Chairman as well as all the Independent Directors serving on the Audit and Nominating Committees. The Board regularly reviews its leadership structure and the Board believes the structure is appropriate and effective. By including all the Independent Directors in the Audit and Nominating Committees, the Independent Directors are able to participate in the full range of the Board’s oversight responsibilities.

Heartland acknowledges and agrees that it is responsible for the adequacy and accuracy of the disclosures made in the Registration Statement; that the SEC staff comments or Heartland’s responses to the SEC staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and that Heartland may not assert SEC staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States

Please direct any inquiries on this letter and filing to me at (414) 277-5817 or matthew.vogel@quarles.com or Fredrick Lautz of this office (414) 277-5309 or fred.lautz@quarles.com. Thank you in advance for your prompt attention to this matter.

Very truly yours,

Quarles & Brady LLP

/s/ Matthew C. Vogel

Matthew C. Vogel

bcc:	Ms. Vinita Paul (w/encls.)

Fredrick Lautz, Esq. (w/o encls.)